Exhibit 99.2

Forward Looking Statements
ASML
Public
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to productivity of our tools and systems performance, EUV system performance, expected industry trends, and EUV targets (including availability, productivity and shipments) and roadmaps. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

ASML
NXE 3300
Public
ASML
EUV lithography performance for manufacturing: status and outlook
Alberto Pirati
ASML Netherlands B.V., De Run 6501, 5504 DR Veldhoven, The Netherlands
SPIE 2016

ASML
Public
Slide 3
23 Feb 2016
Special appreciation to:
Matthew Colburn of IBM
Dan Corliss of IBM
Danilo de Simone of IMEC
Tony Yen of TSMC
Britt Turkot of Intel corporation
Chang Moon Lim of SK Hynix
Seong Sue Kim of Samsung Electronics
Andrew Grenville of Inpria
Martin Lowisch of Zeiss
ASML:
Rudy Peeters
Daniel Smith
Roderik van Es
Eric Verhoeven
Jo Finders
Arthur Minnaert
Marrit Hermens
Eelco van Setten
Lisa Mohanty
Jan-Willem van der Horst
Jan van Schoot
Jeannot Driedonkx
Sander Hofman
Niclas Mika
Bill Arnold
Derk Brouns
Joerg Mallmann
Daniel Brown
Christophe Smeets
Kars Troost
Rik Hoefnagels
Gijsbert Rispens
Raymond Maas
Hans Meiling
Judon Stoeldraijer
Herman Boom
Christian Wagner
Sjoerd Lok
Uwe Stamm
Michael Purvis
Alex Schafgans
Igor Fomenkov
Michael Lercel
David Brandt
Geert Fisser

EUV provides lower cost, higher yield, faster time to market
ASML
Public
Slide 4
23 Feb 2016
1D
1D
2D
Design
Critical litho
54x ArF
immersion
9x EUV
+ 21x ArFi
9x EUV
+19x ArFi
Wafer cost
Ref.
Expected
Yield
Ref.
Expected
Time-to-Market
Ref.
Ref.

NXE extension roadmap to optimize capital efficiency

ASML
Public
Slide 5
23 Feb 2016


1st Shipment
Logic
DRAM
55 WpH
125 WpH
145 WpH
185 WpH
2013
2015
2017
2019
2021
R&D
7
5
3.x
2~2.5
D1H
D1M
D1L
<D1L
NXE:3300B
250W LPP
UVLS
SNEP 3350B
NXE:3350B
20% PFR illuminator
OFP 3350B→3400B
NXE:3400B
350W LPP
UVLS – Mk2
SMASH – MkX
Lens thermal
NXE:3450C
500W source
Anamorphic lens
Stages, handlers
High NA
Products under study

Half pitch	Focus	DCO/MMO	OPO
22 nm	110 nm	3.0/5.0 nm	7.0 nm
16 nm	70 nm	1.5/2.5 nm	3.5 nm
13 nm	60 nm	1.4/<2.0 nm	2.5 nm
13 nm	50 nm	1.2/<1.7 nm	2.0 nm
<8 nm	<40 nm	1.0/<1.4 nm	1.5 nm

See: 9776-55, Jan van Schoot "EUV high-NA scanner and mask optimization for sub-8nm resolution"

Outline
ASML NXE 3300
ASML
Public
Slide 6
23 Feb 2016
Throughput & Wafers per Day (WpD)
Availability
Defectivity, imaging and overlay

Wafers per day capability: multiple NXE:3300B above 1,000
NXE:3350B demonstrated 1,368
ASML
Public
Slide 7
23 Feb 2016
NXE:3300B at customers
NXE:3350B at ASML factory
1500
1400
1300
1200
1100
1000
day
900
per
800
700
Wafers
600
500
400
300
200
100
0
1
2
3
4
5
6
7
8
9
WpD: maximum number of wafers exposed in a
24 hr period
NXE:3300B today: 6 systems in 80W configuration, 2 in 40.W
One year ago: 1x80W, 5x40W
NXE:3350B ATP test: 96 fields,
20mJ/cm2

NXE:3300B productivity at customer: average ~800
wafers per day over multiple weeks
ASML
Public
Slide 8
23 Feb 2016
Total Wafers per day (cumulative)
12000
10000
8000
6000
4000
2000
0
100%
90%
80%
70%
60%
50%
40%
Availability
30%
Wafers per day
20%
10%
0%
Total Exposed Wafers
11174
AVG WPD
798
AVG availability
85.7%
Day Day Day Day Day Day Day Day Day Day Day Day Day Day
1 2 3 4 5 6 7 8 9 10 11 12 13 14

NXE:3350B productivity in ASML factory:
~950 wpd
average over 8 days
ASML
Public
Slide 9
23 Feb 2016
Cumulative wafers per day
8000
7000
6000
5000
4000
3000
2000
1000
0
Day 1
Day 2
Day 3
Day 4
Day 5
Day 6
Day 7
Day 8

Demonstrated 75 WpH on NXE:3350B
Further improvements with 125W settings
ASML
Public
Slide 10
23 Feb 2016
Wafers per hour
NXE:3300B, at customers
NXE:3350B,
In the ASML factory
100
90
80
70
60
50
40
30
20
10
0
2014 Q1
2014 Q2
2014 Q3
2014 Q4
2015 Q3
2015 Q4
NXE:3500B ATP test: 26x33mm2, 96 fields, 20mJ/cm2

NXE:3350B: 125W settings qualified and ready for field roll out
ASML
Public
Slide 11
23 Feb 2016
Euv
(Mean+/-99.7%) [mJ]
0 1 2 3
0 500 1000 1500 2000 2500 3000 3500 4000
time [sec]
Mean pulse energy at Intermediate Focus ~3mJ
Power (Mean) [W]
140 120 100
0 500 1000 1500 2000 2500 3000 3500 4000
time [sec]
EUV power at Intermediate Focus 125W
Overhead
(Mean+/-99.7%) [%]
0 10 20 30
0 500 1000 1500 2000 2500 3000 3500 4000
time [sec]
Energy control Overhead
~20%

NXE:3300B productivity supports customer process development
>300k wafers exposed on NXE:3300B at customer sites
ASML
Public
Slide 12
23 Feb 2016
Total number of wafers exposed
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2014
2015
2016
Work week

Acceleration in power scaling towards >200W builds further confidence in EUV productivity
ASML
Public
Slide 13
23 Feb 2016
240
220
3100 NOMO (delivered)
200
3100 MOPA (not shipped)
180
3100 MOPA+PP (not shipped)
See: 9776-21, Michael Purvis “Advances in predictive plasma formation modelling”
160
3300 MOPA+PP (delivered)
See SPIE 2015, 9422-10, Alex Schafgans, “Performance optimization of MOPA pre-pulse LPP light source”
140
3400 MOPA+PP (development)
120
100
Power (Watts)
80
60
40
20
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Outline
ASML
Public
Slide 14
23 Feb 2016
Throughput & Wafers per Day (WpD)
Availability
Defectivity, imaging and overlay

Availability: capability beyond 75% proven on multiple field systems
2016 focus: reduce scheduled maintenance, reduce variability
ASML
Public
Slide 15
23 Feb 2016
Uptime Scheduled Down Unscheduled down
Availability [%]
0 20 40 60 80 100
76 77 70 80 70 69 70
~50% of downtime is scheduled down
System A System B System C System D System E System F System G
Maximum 4 weeks average realized in the field
Uptime = productive time + standby time + engineering time

Droplet Generator: Principle of Operation
ASML
Public
Slide 16
23 Feb 2016
Sn
Gas
Filter
Modulator
Nozzle
Tin is loaded in a vessel & heated above melting point
Pressure applied by an inert gas
Tin flows through a filter prior to the nozzle
Droplet
position,
m
10
5
0
-5
-10
0
5
10
15
20
25
30
Time, sec

Droplet Generator: ~2x improvements in run time, swap time
Next generation DGen: demonstrated > 1 month lifetime capability
ASML
Public
Slide 17
23 Feb 2016
Run time (hours)
1000
900
800
700
600
500
400
300
200
100
0
Swap time
2015 Q3
2015 Q4
2016 Q1
20
18
16
14
12
10
8
6
4
2
0
Swap time (hours)
Type 1 Dgen (field)
Type 2 Dgen (field)
Type 3 Dgen (ASML)

Continuous improvements in collector protection at increasing power
100 Gpulses capability demonstrated at 125W
ASML
Public
Slide 18
23 Feb 2016
Reflectivity [%]
100
90
80
70
60
50
40
30
20
10
0
0
20
40
0
20
40
60
0
20
40
60
80
100
40 W Configuration
Degradation rate = 0.7% / Gpulse
80 W Configuration
Degradation rate = 0.6% / Gpulse
125 W Configuration
Degradation rate = 0.4% / Gpulse
Gigapulse

250W feasibility proven without increase in protective Hydrogen flow
No rapid collector contamination, allowing stable droplets and >125 w/hr@20 mJ/cm²
ASML
Public
Slide 19
23 Feb 2016
protection flow versus EUV power into NXE:3400
Critical cone flow (slm)
Guide-to-the-eye
34 micron data
27 micron data
(various systems)
Current flow setting for 80W
27 um 185 W 250 W
Used flow 27 um droplets: less needed than anticipated!
Modeled flow 34 um droplets
Modeled flow 27 um droplets
0
50
100
150
200
250
300
~200W dose controlled power
Pulse Energy [mJ]
6
4
2
0
0
500
1000
1500
2000
2500
3000
3500
Time [Seconds]
EUV Power [W]
220
200
180
160
0
500
1000
1500
2000
2500
3000
3500
Time [Seconds]
Dose Margin [%]
30
20
10
0
0
500
1000
1500
2000
2500
3000
3500
Time [Seconds]
Raw EUV plasma power [W]

EUV productivity realization on track
ASML
Public
Slide 20
23 Feb 2016
Timing
Source power [W]
Throughput [Wafers/hr]
System availability [%]
Productivity [Wafers/day]
2015
125
>75
>70%
>1000
2016
250
>125
>80%
>1500
Done
Capability demonstrated
On track

Outline
ASML
Public
Slide 21
23 Feb 2016
Throughput & Wafers per Day (WpD)
Availability
Defectivity, imaging and overlay

Front-side reticle defectivity: 10x reduction/year realized
ASML
Public
Slide 22
23 Feb 2016
Added particles > 92nm per reticle pass
100
10
1
0.1
0.01
0.001
0.0001
2010 2011 2012 2013 2014 2015
NXE:3100
NXE:3300B
NXE:3350B
Test
A
B
C
D
E
Cumulative
#
Cycles
228
140
450
222
133
1173
# Added
Particles
0
0
0
1
0
1
PRP
Value
<0.004
<0.007
<0.002
0.0045
<0.007
0.0008
Customer requirement for full production without pellicle

200 wafers exposed using reticle with 40W pellicle



Collaborative effort between Intel and ASML
ASML
PUBLIC
Slide 2
19-Feb-16
200 wafers exposed with NXE Pellicle
intel
Portland
intel
Santa Clara
EUV defectivity reticle shipped
Scanner modified with pellicle compatible loadlock
ASML
Wilton
Reticle with pellicle tested to validate loadlock modifications
NXE Pellicle mounted on Intel reticle
ASML
Veldhoven
• Global transport
• Multiple location handling
Ref: 9776-1, Britt Turkot "EUV progress towards HVM readiness"

Exposure testing will continue to 1000+ wafers with NXE Pellicle

23 Feb 2016
Public
intel
23

200 wafers exposed using reticle with 40W pellicle
ASML
Public
Slide 24
19 Feb 2016
Collaborative effort between Intel and ASML
200 wafers exposed with NXE Pellicle
Ref: 9776-1,
Britt Turkot
“EUV
progress towards HVM
readiness”
NO RETICLE ADDERS OBSERVED IN WAFER PRINTS
Particles on pellicle do not appear to migrate to reticle surface
ASML pellicle frame design is mitigating adder rate
defectivity assessment continuing
EUV defectivity reticle shipped
Global transport
Multiple location handling
Exposure testing will continue to 1000+ wafers with NXE Pellicle
23 Feb 2016
intel
24

Overlay impact with NXE pellicle < 0.17 nm
Mounted on preliminary tooling; New tooling will reduce overlay further
ASML
Public
Slide 25
23 Feb 2016
Overlay impact reticle + studs
99.7%
x: 0.07nm
y: 0.08nm
0.3 nm
Overlay impact reticle + studs pellicle assy
99.7%
x: 0.17 nm
y: 0.07 nm
See: 9776-71, Derk
Brouns “ASML NXE pellicle update”
0.3nm

NXE:3350B: 2x overlay improvement at 16nm resolution

Completed qualification for five systems in 2015

ASML
Public
Slide 26
23 Feb 2016


Overlay set up
Set-up and modeling improvements
Reticle Stage
Better thermal control increased servo bandwidth
Projection Optics
Higher lens transmission improved aberrations and distortion
SMASH sensor
Improved alignment sensor
Off-Axis Illuminator FlexPupil
Wafer Stage
Improved thermal control
Spotless NXE
Automated wafer table cleaning
New UV level sensor
Improved air mounts

Resolution	16nm
Full wafer CDU	≤ 1.3nm
DCO	≤ 1.5nm
MMO	≤ 2.5nm
Focus control	≤ 70nm
Productivity	≥ 125 WPH

- Overlay
- Imaging/Focus
- Productivity

Significant improvements in lens performance
ASML
Public
Slide 27
23 Feb 2016
Wavefront RMS (nm)
0.4nm 0.2nm 0nm
NXE:3300B NXE:3350B
Optical transmission
NXE:3300B NXE:3350B
ZEISS

Overlay and focus performance NXE:3350B
Well in specification due to Hardware improvements and new calibrations
Dedicated chuck overlay [nm]
3.0
2.5
2.0
1.5
1.0
0.5
0.0
ABCDEFG
Matched machine overlay [nm]
3.0
2.5
2.0
1.5
1.0
0.5
0.0
ABCDEFG
Focus uniformity [nm]
20.2
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
ABCDEFG
Systems
4 nm
99.7%
X:0.84 nm
Y: 0.81 nm
Systems
4 nm
99.7%
X: 1.59 nm
Y: 1.86 nm
System
Y (m)
0.15
01
0.05
0
-0.05
-0.1
-0.15
-0.1
0
0.1
15 nm
10
5
0
-5
-10
-15
X (m)

Matched machine overlay below 4.5nm for over a year

(NXE:3300B to ArF immersion)

ASML
Public
Slide 29
23 Feb 2016


Tool A - 40W configuration
Tool B - 40W configuration
Tool B - 80W configuration
Tool A - 80W configuration
3sigma Overlay Errors (nm)
0
1
2
3
4
5
6
7
X 3sig
Y 3sig
BaseLiner Verification Monitor Lots

Data collected over ~18 months, no calibrations executed

Courtesy of IBM

NXE:3350 Imaging: 16nm dense lines and 20nm iso space consistently achieve <1.0nm Full Wafer CDU
ASML
Public
Slide 30
23 Feb 2016
16 nm dense lines
2.5
2 System A
1.5 System B
1 System C
0.5 System D
System E
System F
0 System G
20 nm is so space
2.5 System A
2 System B
1.5 System C
1 System D
0.5 System E
System F
0 System G
Best Focus
Off-focus
Full wafer
18.0
17.5
17.0
16.5
16.0
15.5
15.0
22.0
21.5
21.0
21.5
20.5
20.0
19.5
19.0
Illumination: Dipole 90 degrees. Dose ~45mJ/cm2

New resist materials: towards 16nm resolution at full throughput best results show 19% EL, 4.4nm LWR @ 18.5mJ/cm2
ASML

16nm Horizontal Dense lines/spaces NXE:3350 Reference CAR New formulation non-CAR New formulation CAR
SEM image @BE/BF
Dose 40 mJ/cm2 18.5 mJ/cm2 25 mJ/cm2
Exposure Latitude 16% 19% 16%
DoF 145 nm 125 nm 100 nm
LWR 4.6 nm 4.4 nm 5.2 nm

inpria
Exposures done on NXE:3350B system with Dipole90Y illumination. LWR: Line Width Roughness

NXE:3400B: 13 nm resolution at full productivity
Supporting 5 nm logic, <15nm DRAM requirements
ASML
Public
Slide 32
23 Feb 2016
Reticle Stage
Improved clamp flatness for focus and overlay
Overlay set up
Set-up and modeling improvements
Projection Optics
Continuously Improved
aberration performance
SMASH-X prepared
Metro frame prepared for Smash-x
New Flex-illuminator
Sigma 1.0 outer sigma, reduced PFR (0.20)
Leveling (Optional)
Next generation UV LS reduced process dependency
Wafer Stage Flatter clamps, improved dynamics and stability

Resolution	13 nm
Full wafer CDU	≤ 1.1 nm
DCO	≤ 1.4 nm
MMO	≤ 2.0 nm
Focus control	≤ 60 nm
Productivity	≥ 125 WPH

Overlay
Imaging/Focus Productivity

Reduction in Pupil Fill Ratio for Contact Holes contrast improvement
16 nm staggered holes resolved
ASML
Public
Slide 33
23 Feb 2016
NXE 3350,
CAR hexapole
illumination
with Pupil Fill Ratio
between 10%
and 40%
LCDU [nm 3]
8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
16 nm CD
17 nm CD
18 nm CD
19 nm CD
20 nm CD
0.40
0.45
0.50
0.55
0.60
1/NILS
See: 9776-62, Jo Finders “Contrast optimization for 0.33NA lithography”

2D clips: pitch 32nm in x- and y- direction, k1=0.39
Better pattern fidelity with lower Pupil Fill Ratio
ASML
Public
Slide 34
23 Feb 2016
0.5
0.5
Pupil Fill Ratio=40%
Pupil Fill Ratio=20%
See: 97762, Jo Finders “Contrast optimization for 0.33NA lithography”

13nm Half Pitch resolved with non-CAR resist

17%EL and 4.2nm LWR @ 31mJ/cm^2 dose

ASML

13nm Horizontal Dense lines	NXE:3350 Baseline CAR	New formulation non-CAR
SEM image @BE/BF		
Dose	~40 mJ/cm^2	31 mJ/cm^2
Exposure Latitude	-	17 %
DoF	-	150 nm
LWR	4.5 nm	4.2 nm

inpria

Exposures done on *NXE:3350B* with dipole Y illumination

20nm Contact Holes: less than 30mJ/cm2 dose with non-CAR resist
ASML

20nm Regular New formulation
contact holes non-CAR
SEM image @BE/BF
Dose 29.5 mJ/cm2
LCDU 3.8 nm

Inpria
Exposures done on NXE:3350 with Quasar45 illumination

Summary: EUV readying for volume manufacturing
ASML
Public
Slide 37
23 Feb 2016
Completed qualification of five NXE:3350B, the 4th generation EUV exposure tool, one system qualified at 75 wph
Multiple systems demonstrated >1,000 wafers per day capability, with one system exceeding 1,350 wpd
80W configuration operational in the field, 125W configuration qualification completed
80% system availability capability demonstrated
Excellent NXE:3350B imaging and overlay performance at> 80W power
Continuous progress in resist formulation promising towards enabling 13nm half pitch at high throughput